December 23, 2009

Ms. Jessica Barberich
Assistance Chief Accountant

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Realmark Property Investors Limited Partnership - VI-A

Dear Ms. Barberich:

     This letter is in response to your letter dated December 2, 2009 regarding Realmark Property Investors Limited Partnership - VI-A filing of Form 10-K for the year ended December 31, 2008.

1.	Exhibits

The certification for the year ending December 31, 2009 will be in the exact form required by Item 601(B)(31) of Regulation S-K. Additionally, Mr. Jayson signed the certification in his own personal capacity. The December 31, 2009 filing will clearly identify him as both the Principal Executive Officer and Principal Financial Officer.

As required in your letter, we are also including a statement acknowledging that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Realmark Property Investors
Limited Investors - VI-A

/s/ Joseph M. Jayson

Joseph M. Jayson
Individual General Partner